UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        October         , 2003
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Commission File Number:  001-13196
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                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:



                     Item
                     ----

           1. Press Release, dated October 2, 2003, announcing the closing of the sale of the Registrant's Adhesives and Waterproofing Businesses






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
                                                                          Item 1

[Desc closed the sale of its Adhesives and Waterproofing Businesses]
 [2 Photographs]

Contacts:
---------

  In Mexico:                                    In New York:
  Marisol Vazquez Mellado                       Blanca HiBlanca Hirani
  Alejandro de la Barreda Gomez                 Melanie CMelanierCarpenter
  Tel: 5255-5261-8037                           Tel: 212-Phone:9212-406-3693
  alejandro.delabarreda@desc.com.mx             bhirani@i-advize.com
  www.desc.com.mx                               --------------------
  ---------------

                    DESC CLOSED THE SALE OF ITS ADHESIVES AND
                            WATERPROOFING BUSINESSES

Mexico City, October 2nd, 2003 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announces the closing of the sale of its adhesive and waterproofing businesses, of the consumer products division, to Henkel Group. The amount of this transaction will not be disclosed.

The proceeds will be used primarily to reduce bank debt and strengthen the financial structure of the company.

The adhesives business includes the following brands: Resistol(TM), Resistolito(TM) and Simon(TM) and the waterproofing business includes:
Fester(TM), Acriton(TM) and Resikon(TM) brands.

DESC, S.A. DE C.V. (NYSE: DES; BMV: DESC) is one of Mexico's largest industrial groups with sales of approximately US$ 2.0 billion during 2002 and more than 16,000 employees. Through its subsidiaries, the Company is a leading operator in the Autoparts, Chemical, Food and Real Estate Sectors.

This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.



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                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      Desc, S.A. de C.V.
                                               ---------------------------------
                                                       (Registrant)



Date:    October 2, 2003                       By /s/ Arturo D'Acosta Ruiz
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                                                           (Signature)

                                                  Name:  Arturo D'Acosta Ruiz
                                                  Title: Chief Financial Officer






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